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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  Form 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder


                      MATTHEWS INTERNATIONAL CORPORATION
                (Exact name of issuer as specified in charter)

                 TWO NORTHSHORE CENTER, PITTSBURGH, PA  15212
                   (Address of principal executive offices)

Issuer's telephone number, including area code              (412) 442-8222


                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security    Class A Common Stock
                      --------------------------------------------------------
2.  Number of shares outstanding before the change    4,545,703
                                                   ---------------------------
3.  Number of shares outstanding after the change     4,878,420
                                                  ----------------------------
4.  Effective date of change    October 31, 1995
                             -------------------------------------------------
5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
            Conversion of Class B Common Stock to Class A Common Stock
    --------------------------------------------------------------------------
    Give brief description of transaction
            Conversion by various holders of Class B Common Stock
    --------------------------------------------------------------------------


                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change
                         -----------------------------------------------------
2.  Name after change
                      --------------------------------------------------------
3.  Effective date of charter amendment changing name
                                                      ------------------------
4.  Date of shareholder approval of change, if required
                                                        ----------------------

Date   November 8, 1995             James L. Parker     Senior Vice President
     --------------------          -------------------------------------------
                                          (Officer's signature & title)